Investment Advisory Agreement

Calvert Investment Management, Inc.

The Calvert Fund

Addendum to Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Investment Management, Inc. (the "Advisor") and The Calvert Fund dated March 1, 1999, as amended, with respect to Calvert Strategic Income Fund (the “Fund”), the Advisor is entitled to receive from the Fund an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the Fund.

Calvert Strategic Income Fund:                                                 0.40%

THE CALVERT FUND

BY:      ___________________________

William M. Tartikoff

Vice President and Secretary

Calvert INVESTMENT MANAGEMENT, INC.

BY:      ____________________________

Ronald M. Wolfsheimer

Chief Financial and Administrative Officer

  and Senior Vice President

Effective Date: December 30, 2011